UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Liberty Global, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	20-2197030 (I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1300 Denver, Colorado (Address of principal executive offices)	80237 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒
Securities Act registration statement file number to which this form relates: None
Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act:
Series C Common Stock, par value $.01 per share

Item 1. Description of Registrant’s Securities to be Registered.
     The securities to be registered hereby are the Series C Common Stock, par value $.01 per share (the “Series C Common Stock”), of Liberty Global, Inc. (the “Registrant”).
     Reference is made to the Joint Proxy Statement/Prospectus which forms a part of the Registration Statement on Form S-4 of the Registrant, as filed with the Securities and Exchange Commission, on May 3, 2005 (File No. 333-124583) (the “S-4 Registration Statement”). The S-4 Registration Statement relates to the issuance of shares of the Registrant’s Series A Common Stock, par value $.01 per share, and Series B Common Stock, par value $.01 per share, in (i) the merger of a wholly owned subsidiary of the Registrant with and into Liberty Media International, Inc. (“LMI”), and (ii) the merger of a separate wholly owned subsidiary of the Registrant with and into UnitedGlobalCom, Inc. (“UGC”). As a result of these mergers, which occurred on June 15, 2005, the Registrant became the new, publicly-traded parent company of LMI and UGC.
     The Series C Common Stock has been approved for listing on The Nasdaq National Market under the symbol “LBTYK”.
     For a description of the Series C Common Stock, please see the information set forth under the caption “Description of Liberty Global Capital Stock” in the S-4 Registration Statement, which information is incorporated herein by reference. For convenience of reference, a copy of such information is filed as Annex A hereto.
Item 2. Exhibits
     The following exhibits are filed as part of this Registration Statement on Form 8-A (in addition to Annex A hereto):
1.	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, dated June 15, 2005 (File No. 000-51360) (the “Merger 8-K”))
2.	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Merger 8-K)
3.	Specimen certificate for shares of the Registrant’s Series C Common Stock, par value $.01 per share*

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LIBERTY GLOBAL, INC.
By:	/s/ Elizabeth M. Markowski
	Name:	Elizabeth M. Markowski
	Title:	Senior Vice President, Secretary and General Counsel

Date: August 24, 2005

Annex A
DESCRIPTION OF LIBERTY GLOBAL CAPITAL STOCK
The following information reflects Liberty Global’s restated certificate of incorporation and bylaws as these documents will be in effect at the time of the mergers.
Authorized Capital Stock
Liberty Global’s authorized capital stock consists of one billion one hundred million (1,100,000,000) shares, of which one billion fifty million (1,050,000,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share. Liberty Global’s common stock is divided into three series. Liberty Global has authorized five hundred million (500,000,000) shares of Series A common stock, fifty million (50,000,000) shares of Series B common stock, and five hundred million (500,000,000) shares of Series C common stock.
Immediately following the effective time of the mergers, Liberty Global expects to have up to 244,904,000 shares of its Series A common stock and 7,264,300 shares of its Series B common stock outstanding, based upon the number of shares of LMI Series A common stock, LMI Series B common stock, UGC Class A common stock and UGC Class C common stock outstanding on March 31, 2005. The actual number of outstanding shares of Liberty Global Series A common stock will also depend on the number of UGC stockholders who make the cash election. No shares of Liberty Global Series C common stock or preferred stock will be outstanding immediately following the effective time of the merger.
Common Stock
The holders of Liberty Global Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights
The holders of Liberty Global Series A common stock will be entitled to one vote for each share held, and the holders of Liberty Global Series B common stock will be entitled to ten votes for each share held, on all matters voted on by Liberty Global stockholders, including elections of directors. The holders of Liberty Global Series C common stock will not be entitled to any voting powers, except as required by Delaware law. When the vote or consent of holders of Liberty Global Series C common stock is required by Delaware law, the holders of Liberty Global Series C common stock will be entitled to 1/100th of a vote for each share held. Liberty Global’s charter does not provide for cumulative voting in the election of directors.

Dividends; Liquidation
Subject to any preferential rights of any outstanding series of Liberty Global’s preferred stock created by Liberty Global’s board from time to time, the holders of Liberty Global’s common stock will be entitled to such dividends as may be declared from time to time by Liberty Global’s board from funds available therefor. Except as otherwise described under “— Distributions,” whenever a dividend is paid to the holders of one of Liberty Global Series of common stock, Liberty Global shall also pay to the holders of the other series of Liberty Global’s common stock an equal per share dividend. For a more complete discussion of Liberty Global’s dividend policy, please see “— Dividend Policy.”

Conversion
Each share of Liberty Global Series B common stock is convertible, at the option of the holder, into one share of Liberty Global Series A common stock. Liberty Global Series A common stock and Liberty Global Series C common stock are not convertible.

Distributions
Distributions made in shares of Liberty Global Series A common stock, Liberty Global Series B common stock, Liberty Global Series C common stock or any other security with respect to Liberty Global Series A common stock, Liberty Global Series B common stock or Liberty Global Series C common stock may be declared and paid only as follows:

•	a share distribution (1) consisting of shares of Liberty Global Series A common stock (or securities convertible therefor) to holders of Liberty Global Series A common stock, Liberty Global Series B common stock and

Liberty Global Series C common stock, on an equal per share basis; or (2) consisting of shares of Liberty Global Series B common stock (or securities convertible therefor) to holders of Liberty Global Series A common stock, Liberty Global Series B common stock and Liberty Global Series C common stock, on an equal per share basis; or (3) consisting of shares of Liberty Global Series C common stock (or securities convertible therefor) to holders of Liberty Global Series A common stock, Liberty Global Series B common stock and Liberty Global Series C common stock, on an equal per share basis; or (4) consisting of shares of Liberty Global Series A common stock (or securities convertible therefor) to holders of Liberty Global Series A common stock and, on an equal per share basis, shares of Liberty Global Series B common stock (or securities convertible therefor) to holders of Liberty Global Series B common stock and, on an equal per share basis, shares of Liberty Global Series C common stock (or securities convertible therefor) to holders of Liberty Global Series C common stock; and

•	a share distribution consisting of shares of any class or series of securities of Liberty Global or any other person, other than Liberty Global Series A common stock, Liberty Global Series B common stock or Liberty Global Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Liberty Global Series A common stock, Liberty Global Series B common stock and Liberty Global Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of Liberty Global Series A common stock, Liberty Global Series B common stock and Liberty Global Series C common stock; or (3) a separate class or series of securities to the holders of one or more series of Liberty Global’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Global’s common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Liberty Global Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of Liberty Global’s common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of Liberty Global Series A common stock and Liberty Global Series C common stock, then such securities shall be distributed either as determined by Liberty Global’s board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of Liberty Global Series A common stock and Liberty Global Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of Liberty Global’s common stock, and provided further that, in each case, the distribution is otherwise made on a equal per share basis.

Liberty Global may not reclassify, subdivide or combine any series of Liberty Global’s common stock without reclassifying, subdividing or combining the other series of Liberty Global’s common stock, on an equal per share basis.

Liquidation and Dissolution
In the event of Liberty Global’s liquidation, dissolution and winding up, after payment or provision for payment of Liberty Global’s debts and liabilities and subject to the prior payment in full of any preferential amounts to which Liberty Global’s preferred stock holders may be entitled, the holders of Liberty Global Series A common stock, Liberty Global Series B common stock and Liberty Global Series C common stock will share equally, on a share for share basis, in Liberty Global’s assets remaining for distribution to the holders of Liberty Global’s common stock.
Preferred Stock
Liberty Global’s restated certificate of incorporation authorizes Liberty Global’s board of directors to establish one or more series of Liberty Global’s preferred stock and to determine, with respect to any series of Liberty Global’s preferred stock, the terms and rights of the series, including:

•	the designation of the series;

•	the number of authorized shares of the series, which number Liberty Global’s board may thereafter increase or decrease but not below the number of such shares then outstanding;

•	the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series shall be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•	the rights of the series in the event of Liberty Global’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of Liberty Global’s board;

•	the voting rights, if any, of the holders of the series;

•	the terms and conditions, if any, for us to purchase or redeem the shares; and

•	any other relative rights, preferences and limitations of the series.
Liberty Global believes that the ability of Liberty Global’s board of directors to issue one or more series of Liberty Global’s preferred stock will provide them with flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Liberty Global’s preferred stock, as well as shares of Liberty Global’s common stock, will be available for issuance without further action by Liberty Global stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Liberty Global’s securities may be listed or traded. If the approval of Liberty Global stockholders is not required for the issuance of shares of Liberty Global’s preferred stock or Liberty Global’s common stock, Liberty Global’s board may determine not to seek stockholder approval.
Although Liberty Global has no intention at the present time of doing so, it could issue a series of Liberty Global’s preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Liberty Global’s board of directors will make any determination to issue such shares based upon its judgment as to the best interests of Liberty Global’s stockholders. Liberty Global’s board of directors, in so acting, could issue Liberty Global’s preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of Liberty Global’s board of directors, including a tender offer or other transaction that some, or a majority, of Liberty Global stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
Dividend Policy
Liberty Global presently intends to retain future earnings, if any, to finance the expansion of Liberty Global’s business. Therefore, Liberty Global does not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by Liberty Global will be made by Liberty Global’s board of directors, from time to time, in accordance with applicable law after taking into account various factors, including Liberty Global’s financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit Liberty Global’s payment of dividends.
Anti-Takeover Effects of Provisions of Restated Certificate of Incorporation and Bylaws

Board of Directors
Liberty Global’s restated certificate of incorporation and bylaws provide that, subject to any rights of the holders of any series of Liberty Global’s preferred stock to elect additional directors, the number of Liberty Global’s directors shall not be less than three and the exact number shall be fixed from time to time by a resolution adopted by the affirmative vote of 75% of the members of Liberty Global’s board then in office. The members of Liberty Global’s board, other than those who may be elected by holders of Liberty Global’s preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of Liberty Global’s Class I directors expires at the annual meeting of Liberty Global stockholders in 2006. The term of office of Liberty Global’s Class II directors expires at the annual meeting of Liberty Global stockholders in 2007. The term of office of Liberty Global’s Class III directors expires at the annual meeting of Liberty Global stockholders in 2008. At each annual meeting of Liberty Global stockholders, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of Liberty Global stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.
Liberty Global’s restated certificate of incorporation provides that, subject to the rights of the holders of any series of Liberty Global’s preferred stock, Liberty Global’s directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of Liberty Global’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.
Liberty Global’s restated certificate of incorporation provides that, subject to the rights of the holders of any series of Liberty Global’s preferred stock, vacancies on Liberty Global’s board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on Liberty Global’s board, shall be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting Liberty Global’s board shall shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of Liberty Global’s preferred stock with respect to any additional director elected by the holders of that series of Liberty Global’s preferred stock.
These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of Liberty Global’s board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of Liberty Global’s board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Liberty Global.

No Shareowner Action by Written Consent; Special Meetings
Liberty Global’s restated certificate of incorporation provides that, except as otherwise provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of Liberty Global’s preferred stock, special meetings of Liberty Global stockholders for any purpose or purposes may be called only by Liberty Global’s Secretary at the request of at least 75% of the members of Liberty Global’s board then in office. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

Advance Notice Procedures
Liberty Global’s bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of Liberty Global stockholders.
All nominations by stockholders or other business to be properly brought before a meeting of stockholders shall be made pursuant to timely notice in proper written form to Liberty Global’s Secretary. To be timely, a stockholder’s notice shall be given to Liberty Global’s Secretary at Liberty Global’s offices as follows:

(1) with respect to an annual meeting of Liberty Global stockholders that is called for a date not more than 30 days before or 70 days after the anniversary date of the immediately preceding annual meeting of Liberty Global stockholders, such notice shall be given no earlier than the close of business on the 120th day prior to such anniversary and no later than the close of business on the 90th day prior to such anniversary;

(2) with respect to an annual meeting of Liberty Global stockholders that is called for a date which is more than 30 days before or 70 days after the anniversary date of the immediately preceding annual meeting of Liberty Global stockholders, such notice shall be given no earlier than the close of business on the 120th day prior to the current annual meeting and not later than the close of business on the later of (A) the 90th day prior to the current annual meeting or (b) the 10th day following the day on which Liberty Global first publicly announces the date of the current annual meeting; and

(3) with respect to an election to be held at a special meeting of Liberty Global stockholders, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.
The public announcement of an adjournment or postponement of a meeting of Liberty Global stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to Liberty Global’s board at any meeting is increased, and Liberty Global does not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a stockholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to Liberty Global’s Secretary at Liberty Global’s offices not later than the close of business on the 10th day following the day on which Liberty Global first made the relevant public announcement. For purposes of the first annual meeting of stockholders to be held in 2006, the first anniversary date shall be deemed to be June 15, 2006.

Amendments
Liberty Global’s restated certificate of incorporation provides that, subject to the rights of the holders of any series of Liberty Global’s preferred stock, the affirmative vote of the holders of at least 80% of the aggregate voting power of Liberty Global’s outstanding capital stock generally entitled to vote upon all matters submitted to Liberty Global stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of Liberty Global’s restated certificate of incorporation or the addition or insertion of other provisions in the certificate, provided that the foregoing voting requirement shall not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of Liberty Global stockholders or (2) which has been approved by at least 75% of the members of Liberty Global’s board then in office. Liberty Global’s restated certificate of incorporation further provides that the affirmative vote of the holders of at least 80% of the aggregate voting power of Liberty Global’s outstanding capital stock generally entitled to vote upon all matters submitted to Liberty Global stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of Liberty Global’s bylaws, provided that the foregoing voting requirement shall not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of Liberty Global’s board then in office.

Supermajority Voting Provisions
In addition to the supermajority voting provisions discussed under “— Amendments” above, Liberty Global’s restated certificate of incorporation provides that, subject to the rights of the holders of any series of Liberty Global’s preferred stock, the affirmative vote of the holders of at least 80% of the aggregate voting power of Liberty Global’s outstanding capital stock generally entitled to vote upon all matters submitted to Liberty Global stockholders, voting together as a single class, is required for:

•	Liberty Global’s merger or consolidation with or into any other corporation, provided, that the foregoing voting provision shall not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of Liberty Global stockholders, or (2) that at least 75% of the members of Liberty Global’s board of directors then in office have approved;

•	the sale, lease or exchange of all, or substantially all, of Liberty Global’s assets, provided, that the foregoing voting provisions shall not apply to any such sale, lease or exchange that at least 75% of the members of Liberty Global’s board of directors then in office have approved; or

•	Liberty Global’s dissolution, provided, that the foregoing voting provision shall not apply to such dissolution if at least 75% of the members of Liberty Global’s board of directors then in office have approved such dissolution.
Section 203 of the Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. In Liberty Global’s restated certificate of incorporation, Liberty Global has elected not to be governed by Section 203.
Transfer Agent and Registrar
EquiServe Trust Company N.A. will be the transfer agent and registrar for Liberty Global’s common stock.

EXHIBIT INDEX

No.	Document Name
1.	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, dated June 15, 2005 (File No. 000-51360) (the “Merger 8-K”))

2.	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Merger 8-K)

3.	Specimen certificate for shares of the Registrant’s Series C Common Stock, par value $.01 per share*

*	Filed herewith